

March 24, 2011

<u>Via E-mail</u>
David C. Laurello, President
Stratus Technologies Bermuda Holdings Ltd.
c/o National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001

>   **Re: Stratus Technologies Bermuda Holdings Ltd.**
>   **Amendment No. 1 to Registration Statement on Form F-4**
>   **Filed March 9, 2011**
>   **File No. 333-171863**

Dear Mr. Laurello:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated February 18, 2011.

<u>General</u>

1.   We note your response to prior comment 1. When determining the percentage of outstanding voting securities held by U.S. residents for the purpose of evaluating foreign private issuer status, a company must look through nominee accounts to determine the number of non-nominee U.S. holders. Refer to the Instruction to Paragraph (c)(1) of Rule 3b-4 and Rule 12g3-2(a). We note that MidOcean Partners is headquartered in New York and that Intel Capital is a Delaware Corporation. It appears, therefore, that these entities are residents of the United States and, therefore, the percentage of Stratus Technologies Bermuda Holdings' ("Stratus") voting securities held by non-U.S. residents is below 50%. Accordingly, please address in your response letter whether Stratus meets the conditions in paragraph (1)(ii) of the definition of foreign private issuer in Rule 405, or advise.

<u>Prospectus Cover Page</u>

2.   We note your response to prior comment 3 and the revisions that you have made to the cover page. Please add back to the cover page the following disclosure:

- Each broker-dealer that receives the new securities pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new securities; and

David C. Laurello, President
Stratus Technologies Bermuda Holdings Ltd.
March 24, 2011
Page 2

- If the broker-dealer acquired the old securities as a result of market making or other trading activities, the broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resale of the new securities.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

Via E-mail
cc: Glenn R. Pollner, Esq.
Gibson, Dunn & Crutcher LLP